AH 3/12/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 0 1 2002 354

[redacted]

02019812

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51338

RECEIVED MAR 0 1 2002 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jerome P. Greene & Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8111 Moore Road
(No. and Street)

Indianapolis	IN	46278
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven M. Dalton — 317-826-1099
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Sapper & Miller, LLP
(Name — if individual, state last, first, middle name)

P.O. Box 40857	Indianapolis	IN	46240-0857
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jerome P. Greene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jerome P. Greene & Associates, as of December 31, ~~19~~2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

ARLENE L. MAHANEY
NOTARY PUBLIC STATE OF INDIANA
MARION COUNTY
MY COMMISSION EXP 4/29/2009

[signature]
Notary Public

[signature]
Signature

Owner, Jerome P. Greene & Associates
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). and Sole Proprietor's Capitol
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ -- Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEROME P. GREENE & ASSOCIATES

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2001

JEROME P. GREENE & ASSOCIATES

CONTENTS

KATZ, SAPPER & MILLER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Owner
Jerome P. Greene & Associates

We have audited the accompanying statement of financial condition of Jerome P. Greene & Associates (a proprietorship) as of December 31, 2001, and the related statements of income and changes in proprietor's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jerome P. Greene & Associates at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Katz, Sapper & Miller, LLP

KATZ, SAPPER & MILLER, LLP
Certified Public Accountants

Indianapolis, Indiana
February 18, 2002

11711 NORTH MERIDIAN STREET, SUITE 800 P.O. BOX 40857 INDIANAPOLIS, INDIANA 46240-0857 TELEPHONE: (317) 580-2000 FAX: (317) 580-2117
300 MAIN STREET, SUITE 100 LAFAYETTE, INDIANA 47901 TELEPHONE: (765) 429-6800 FAX: (765) 429-6811
www.ksmcpa.com

JEROME P. GREENE & ASSOCIATES

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

CURRENT ASSETS	
Cash and equivalents-Note 2	$ 419,415
PROPERTY AND EQUIPMENT-*Note 1*	
Office equipment	111,914
Furniture and fixtures	10,379
	122,293
Less: Accumulated depreciation	47,732
Total Property and Equipment	74,561
TOTAL ASSETS	$ 493,976

LIABILITIES AND PROPRIETOR'S CAPITAL

CURRENT LIABILITIES	$ 5,500
PROPRIETOR'S CAPITAL-*Note 3*	488,476
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$ 493,976

See Accompanying Notes to Financial Statements.

JEROME P. GREENE & ASSOCIATES

STATEMENT OF INCOME AND CHANGES IN PROPRIETOR'S CAPITAL
Year Ended December 31, 2001

REVENUE	
Consulting and professional fees	$ 1,105,377
Dividend income	19,457
Total Revenue	1,124,834
GENERAL AND ADMINISTRATIVE EXPENSES	747,768
NET INCOME	377,066
DISTRIBUTIONS TO PROPRIETOR	(415,100)
PROPRIETOR'S CAPITAL	
Beginning of Year	526,510
End of Year	$ 488,476

See Accompanying Notes to Financial Statements.

JEROME P. GREENE & ASSOCIATES

STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

OPERATING ACTIVITIES		
Net income	$	377,066
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of property and equipment		23,866
Increase in accounts payable		2,500
Net Cash Provided by Operating Activities		403,432
FINANCING ACTIVITIES		
Distributions to proprietor		(415,100)
Net Cash (Used) by Financing Activities		(415,100)
NET DECREASE IN CASH AND EQUIVALENTS		(11,668)
CASH AND EQUIVALENTS		
Beginning of Year		431,083
End of Year	$	419,415

See Accompanying Notes to Financial Statements.

JEROME P. GREENE & ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Jerome P. Greene & Associates, a proprietorship, is a securities broker-dealer based in Indianapolis, Indiana. The Company provides financial consulting services, but does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States. The accompanying financial statements have been prepared solely from the accounts of Jerome P. Greene & Associates, and do not include the personal accounts of the owner or those of any other operation in which he is engaged.

Estimates: Management uses estimates and assumptions in preparing these financial statements in conformity with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Equivalents: For purposes of the statement of cash flows, cash equivalents may include bank time deposits, money market fund shares and all highly liquid debt instruments with original maturities of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Property and Equipment are recorded at cost. Depreciation is computed by accelerated methods over the estimated useful lives of the assets of 5 to 7 years.

Revenue Recognition: The Company's consulting fees are recorded on the date deposited.

Income Taxes: The Proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources; accordingly, no provision for income taxes is made in these statements. The proprietor customarily makes estimated tax payments toward his personal income tax liability from the proprietorship cash account. These payments are treated as withdrawals of capital.

NOTE 2 - CASH AND EQUIVALENTS

At December 31, 2001, cash and equivalents was comprised of the following money market fund shares whose cost is equivalent to their fair value based on quoted market prices:

Merrill Lynch CMA Money Fund	$419,415

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $381,661, which was $376,661 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

JEROME P. GREENE & ASSOCIATES

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

ASSETS	$ 493,976
LESS: LIABILITIES	5,500
TOTAL PROPRIETOR'S CAPITAL	488,476
ADJUSTMENTS TO PROPRIETOR'S CAPITAL	
Non-allowables	(98,427)
Other charges	(8,388)
ALLOWABLE NET CAPITAL	381,661
MINIMUM NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	$ 376,661
EXCESS NET CAPITAL AT 1000%	$ 381,111
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.44%

RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2001:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 405,527
Audit adjustment to record depreciation expense	(23,866)
Net Capital per Above	$ 381,661

JEROME P. GREENE & ASSOCIATES
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

The Company is exempt from making computations for determination of reserve requirements under Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer accounts.

KATZ, SAPPER & MILLER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Owner
Jerome P. Greene & Associates

In planning and performing our audit of the financial statements and supplemental schedules of Jerome P. Greene & Associates (a proprietorship) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11711 NORTH MERIDIAN STREET, SUITE 800 P.O. BOX 40857 INDIANAPOLIS, INDIANA 46240-0857 TELEPHONE: (317) 580-2000 FAX: (317) 580-2117
300 MAIN STREET, SUITE 100 LAFAYETTE, INDIANA 47901 TELEPHONE: (765) 429-6800 FAX: (765) 429-6811
www.ksmcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessary disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the owner, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Katz, Sapper & Miller, LLP

KATZ, SAPPER & MILLER, LLP
Certified Public Accountants

Indianapolis, Indiana
February 18, 2002